UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

OVERSTOCK.COM, INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

690370101
(CUSIP Number)

August 6, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dorothy M. Byrne 2012 GRAT No. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,171,270
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,171,270
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,270
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dorothy M. Byrne 2012 GRAT No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 497,408
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 497,408
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,408
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dorothy M. Byrne 2013 GRAT No. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 68,265
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 68,265
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,265
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dorothy M. Byrne 2014 GRAT No. 3
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 422,185
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 422,185
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,185
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Dorothy M. Byrne Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,414
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,414
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,414
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,163,542
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,163,542
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,163,542
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel Mosley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,163,542
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,163,542
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,163,542
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.
(a)           Name of Issuer:

Overstock.com, Inc.

(b)          Address of Issuer’s Principal Executive Offices:

6350 South 3000 East
Salt Lake City, Utah 84121

Item 2.

(a)           Name of Persons Filing:

Dorothy M. Byrne 2012 GRAT No. 1
Dorothy M. Byrne 2012 GRAT No. 2
Dorothy M. Byrne 2013 GRAT No. 1
Dorothy M. Byrne 2014 GRAT No. 3
The Dorothy M. Byrne Revocable Trust
Robert Snyder
Daniel Mosley

Ownership of certain of the shares reported in the filing was previously reported on Schedule 13G’s filed by John J. Byrne and Dorothy M. Byrne.

(b)          Address of Principal Business Office or, if none, Residence for each of the reporting persons:

Dorothy M. Byrne 2012 GRAT No. 1
16 King Road
P.O. Box 85
Etna, NH 03750]

Dorothy M. Byrne 2012 GRAT No. 2
16 King Road
P.O. Box 85
Etna, NH 03750]

Dorothy M. Byrne 2013 GRAT No. 1
16 King Road
P.O. Box 85
Etna, NH 03750

Dorothy M. Byrne 2014 GRAT No. 3
16 King Road
P.O. Box 85
Etna, NH 03750

The Dorothy M. Byrne Revocable Trust
16 King Road
P.O. Box 85
Etna, NH 03750

Robert Snyder
16 King Road
P.O. Box 85
Etna, NH 03750

Daniel Mosley
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

(c)           Citizenship:

Dorothy M. Byrne 2012 GRAT No. 1 – New York
Dorothy M. Byrne 2012 GRAT No. 2 – New York
Dorothy M. Byrne 2013 GRAT No. 1 – New York
Dorothy M. Byrne 2014 GRAT No. 3 – New York
The Dorothy M. Byrne Revocable Trust – New York
Robert Snyder – United States
Daniel Mosley – United States

(d)          Title of Class of Securities:

Common Shares

(e)           CUSIP Number:

690370101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

	(a).	Amount beneficially owned:

See Schedule A hereto.

	(b).	Percent of Class:

See Schedule A hereto.

	(c).	Number of shares as to which such person has:

		(i).	Sole power to vote or to direct the vote:

See Schedule A hereto.

		(ii).	Shared power to vote or to direct the vote:

See Schedule A hereto.

		(iii).	Sole power to dispose or to direct the disposition of:

See Schedule A hereto.

		(iv).	Shared power to dispose or to direct the disposition of:

See Schedule A hereto.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Schedule A hereto.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 1 hereto.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2015

Dorothy M. Byrne 2012 GRAT No. 1

By:	/s/ Robert Snyder
	Name:	Robert Snyder
	Title:	Co-trustee

By:	/s/ Daniel Mosley
	Name:	Daniel Mosley
	Title:	Co-trustee

Dorothy M. Byrne 2012 GRAT No. 2

By:	/s/ Robert Snyder
	Name:	Robert Snyder
	Title:	Co-trustee

By:	/s/ Daniel Mosley
	Name:	Daniel Mosley
	Title:	Co-trustee

Dorothy M. Byrne 2013 GRAT No. 1

By:	/s/ Robert Snyder
	Name:	Robert Snyder
	Title:	Co-trustee

By:	/s/ Daniel Mosley
	Name:	Daniel Mosley
	Title:	Co-trustee

Dorothy M. Byrne 2014 GRAT No. 3

By:	/s/ Robert Snyder
	Name:	Robert Snyder
	Title:	Co-trustee

By:	/s/ Daniel Mosley
	Name:	Daniel Mosley
	Title:	Co-trustee

The Dorothy M. Byrne Revocable Trust

By:	/s/ Robert Snyder
	Name:	Robert Snyder
	Title:	Co-trustee

By:	/s/ Daniel Mosley
	Name:	Daniel Mosley
	Title:	Co-trustee

/s/ Robert Snyder
Robert Snyder

/s/ Daniel Mosley
Daniel Mosley

Schedule A

BENEFICIAL OWNERSHIP AND VOTING OF COMMON SHARES

The 9.0% of the common shares of Overstock.com, Inc. (the “Company”) shown in the foregoing Schedule 13G as beneficially owned by the Dorothy M. Byrne 2012 GRAT No. 1, Dorothy M. Byrne 2012 GRAT No. 2, Dorothy M. Byrne 2013 GRAT No. 1, Dorothy M. Byrne 2014 GRAT No. 3, The Dorothy M. Byrne Revocable Trust, Robert Snyder and Daniel Mosley was calculated using 24,037,239 common shares of the Company outstanding on December 15, 2014 as reported by the Company’s Form S-3, filed with the Securities and Exchange Commission on December 17, 2014.

The 1,171,270* common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the Dorothy M. Byrne 2012 GRAT No. 1 represent (a) 0 shares as to which the Dorothy M. Byrne 2012 GRAT No. 1 has sole dispositive and voting power, and (b) 1,171,270 shares as to which the Dorothy M. Byrne 2012 GRAT No. 1 has shared dispositive and voting power.

The 497,408* common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the Dorothy M. Byrne 2012 GRAT No. 2 represent (a) 0 shares as to which the Dorothy M. Byrne 2012 GRAT No. 2 has sole dispositive and voting power, and (b) 497,408 shares as to which the Dorothy M. Byrne 2012 GRAT No. 2 has shared dispositive and voting power.

The 68,265* common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the Dorothy M. Byrne 2013 GRAT No. 1 represent (a) 0 shares as to which the Dorothy M. Byrne 2013 GRAT No. 1 has sole dispositive and voting power, and (b) 68,265 shares as to which the Dorothy M. Byrne 2013 GRAT No. 1 has shared dispositive and voting power.

The 422,185* common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the Dorothy M. Byrne 2014 GRAT No. 3 represent (a) 0 shares as to which the Dorothy M. Byrne 2014 GRAT No. 3 has sole dispositive and voting power, and (b) 422,185 shares as to which the Dorothy M. Byrne 2014 GRAT No. 3 has shared dispositive and voting power.

The 4,414* common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by The Dorothy M. Byrne Revocable Trust represent (a) 0 shares as to which The Dorothy M. Byrne Revocable Trust has sole dispositive and voting power, and (b) 4,414 shares as to which The Dorothy M. Byrne Revocable Trust has shared dispositive and voting power.

The 2,163,542* common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Robert Snyder represent (a) 0 shares as to which Robert Snyder has sole dispositive and voting power, and (b) 2,163,542 shares as to which Robert Snyder has shared dispositive and voting power solely in his capacity as co-trustee of the Dorothy M. Byrne 2012 GRAT No.1, the Dorothy M. Byrne 2012 GRAT No. 2, the Dorothy M. Byrne 2013 GRAT No. 1, the Dorothy M. Byrne 2014 GRAT No. 3 and The Dorothy M. Byrne Revocable Trust.  Mr. Snyder has no pecuniary interest in any of the shares reported in the filing and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

The 2,163,542* common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Daniel Mosley represent (a) 0 shares as to which Daniel Mosley has sole dispositive and voting power, and (b) 2,163,542 shares as to which Daniel Mosley has shared dispositive and voting power solely in his capacity as co-trustee of the Dorothy M. Byrne 2012 GRAT No.1, the Dorothy M. Byrne 2012 GRAT No. 2, the Dorothy M. Byrne 2013 GRAT No. 1, the Dorothy M. Byrne 2014 GRAT No. 3 and The Dorothy M. Byrne Revocable Trust.  Mr. Mosley has no pecuniary interest in any of the shares reported in the filing and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

*Ownership of certain of the shares reported in the filing was previously reported on Schedule 13G’s filed by John J. Byrne and Dorothy M. Byrne.